Exhibit 16.1

April 24, 2006

Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re:     VMH Videomoviehouse.com, Inc.
          Commission File Number 333-70836

Dear Sirs:

We are in agreement with the statements made by the above registrant in its Form 8-K dated April 24, 2006.

Our independent auditor's report on the financial statements of VMH Videomoviehouse.com, Inc. for the period ended June 30, 2005 contained no adverse opinion or disclaimer of opinion, nor was it modified as to audit scope, accounting principles, or uncertainties other than the ability to continue as a going concern.

There were no disagreements with VMH Videomoviehouse.com, Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Sincerely,

WILLIAMS & WEBSTER, P.S.
Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington